                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES
       EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


             for the transition period from __________ to __________

                        Commission file number 000-19483

       A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


                 SWS GROUP 401(K) PROFIT SHARING PLAN

       B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:


                                 SWS GROUP, INC.
                           1201 Elm Street, Suite 3500
                               Dallas, Texas 75270

SWS GROUP
401(K) PROFIT SHARING PLAN


FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2001 AND 2000

WITH REPORT OF INDEPENDENT ACCOUNTANTS

SWS GROUP
401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                                            Page
                                                                            ----
Report of Independent Accountants                                              1

Statements of Net Assets Available for Benefits -
  December 31, 2001 and 2000                                                   2

Statement of Changes in Net Assets Available for Benefits -
  for the year ended December 31, 2001                                         3

Notes to Financial Statements                                                4-7

Supplemental Schedule:
  Schedule of Assets Held for Investment Purposes at End of Year -
  December 31, 2001                                                            8

                        Report of Independent Accountants

To the Participants and Administrator of SWS Group 401(k) Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000 were audited by other independent accountants whose report dated June 8, 2001 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
May 31, 2002

                          Independent Auditors' Report

The Trustees Committee
Southwest Securities Group
 401(K) Profit Sharing Plan:


We have audited the accompanying statement of net assets available for benefits of Southwest Securities Group 401(K) Profit Sharing Plan as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Southwest Securities Group 401(K) Profit Sharing Plan as of December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                                      KPMG LLP



Dallas, Texas
June 8, 2001

SWS GROUP
401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                  December 31,      December 31,
                                                      2001              2000
                                                  ------------      ------------

Investments, at fair value (Notes 4 and 5):
    Common stock                                  $ 25,977,960      $ 21,472,906
    SWS Group Inc., common stock                     1,861,611         5,124,755
    Money market funds                               8,014,929         6,768,789
    Government securities                              579,259           998,061
    Mutual funds                                    18,518,336        17,288,093
    Common/collective trusts                         3,304,782         3,390,885
    Corporate bonds and debentures                     358,892           598,101
    Preferred stock                                    218,648           102,010
    Other assets                                       333,944           333,911
    Loans to participants                            2,495,071         2,090,940
                                                  ------------      ------------

      Total investments                             61,663,432        58,168,451
                                                  ------------      ------------

Receivables:
    Employer contributions (Note 2 (a))                  1,657         2,833,791
    Participant contributions (Note 2 (b))               2,344             1,560
    Other                                                1,672               929
                                                  ------------      ------------

      Total receivables                                  5,673         2,836,280

Cash                                                    20,730            53,073
                                                  ------------      ------------

      Net assets available for benefits           $ 61,689,835      $ 61,057,804
                                                  ------------      ------------

   The accompanying notes are an integral part of these financial statements.

SWS GROUP
401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

                                                                    December 31,
                                                                        2001
                                                                  --------------

Additions (deductions) to net assets attributed to:
    Investment income (loss) (Note 4):
      Net depreciation in fair value of investments               $  (1,293,232)
      Interest and dividends                                            562,404
                                                                  -------------

                                                                       (730,828)
                                                                  -------------

Contributions:
    Employer                                                          2,461,139
    Participant                                                       3,513,751
    Participant rollovers from other plans                              609,990
                                                                  -------------

      Total additions                                                 5,854,052
                                                                  -------------

Deductions from net assets attributed to:
    Benefits paid to participants                                    (5,977,920)
    Administrative expenses                                            (113,049)
                                                                  -------------

        Total deductions                                             (6,090,969)
                                                                  -------------

Transfers to the Plan (Note 1(a))                                       868,948

          Net increase                                                  632,031

Net assets available for benefits, beginning of year                 61,057,804
                                                                  -------------

Net assets available for benefits, end of year                    $  61,689,835
                                                                  -------------

   The accompanying notes are an integral part of these financial statements.

SWS GROUP
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  General

          The SWS Group 401(k) Profit Sharing Plan (the "Plan") (formerly known as the Southwest Securities Group 401(k) Profit Sharing Plan) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the "Company" or "Employer") who meet certain minimum hours of service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          In September 2001, approximately $869,000 was merged into the Plan from the qualified retirement plans of two of the Company's affiliates, First Savings Bank and May Financial Corporation.

     (b)  Basis of Presentation

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (d)  Administration

          The Plan is administered by a Trustee Committee appointed by the Company's Board of Directors. The Trustees of the Plan are Charles Schwab Trust Company and Westwood Trust Company, an affiliate of SWS Group, Inc. Expenses of the Plan were $113,049 for 2001 and were paid out of Plan assets.

2.   CONTRIBUTIONS

     (a)  Employer

          The Company contributes 100% of the first 4% of compensation that a participant contributes into the Plan. The Board of Directors of the Company determines the amount of discretionary Employer contribution to the Plan each year. The contribution may not exceed the lesser of 15% of the total annual compensation paid to the participants or of the Employer's net profits before taxes. These contributions are allocated to each participant in the ratio of each participant's covered compensation to the total covered compensation of all participants. No discretionary contribution is required to be made by the Employer.

SWS GROUP
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

          The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2001 and 2000, due to the short-term nature of the account.

     (b)  Participant Contributions

          Participants may contribute up to 10% of pretax annual compensation, as defined by the Plan. Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $10,500 during the 2001 Plan year.

          The carrying amount of the Participant contributions receivable approximates fair value at December 31, 2001 and 2000, due to the short-term nature of the account.

     (c)  Forfeitures

          Forfeitures reduce Employer contributions for the year in which the forfeitures occur and are allocated to participants in the same manner as the Employer contribution. At December 31, 2001 forfeited nonvested accounts totaled $431,610. These accounts will be used to reduce future employer contributions. During 2001, employer contributions were reduced by approximately $977,000 from forfeited nonvested accounts.

3.   ELIGIBILITY AND VESTING

     (a)  Eligibility

          Employees of the Company are eligible to participate in the Plan upon hire, as soon as administratively possible.

     (b)  Vesting

          Participant contributions and Employer matching contributions are immediately vested. Employees who work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest as follows in the discretionary Employer contribution;

                     Years                             Percentage
                  of service                             vested
                 ---------------                     ---------------

                 Less than 2                                0%
                 2 years                                   20%
                 3 years                                   40%
                 4 years                                   60%
                 5 years                                   80%
                 6 years                                  100%

SWS GROUP
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     (c)  Plan Benefits

          The vested portion of the accrued benefit of a participant upon termination or retirement is his or her plan benefit. Normal retirement age as elected by the Company is 55. Several options for payments are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

4.   INVESTMENTS AND INVESTMENT INCOME

     All investments, except $2,563,034 in investments which are held by Westwood Trust Company, an affiliate of SWS Group, Inc., are held by Charles Schwab Trust Company. The Company maintains a self-directed plan with separate, segregated accounts and each participant's income or loss, including market fluctuations, is applied directly to the participant's account.

     Investments are carried at fair value based on quoted market prices. The fair values of all securities held at December 31, 2001 and 2000 are based on quoted market prices. Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

     Investments greater than 5% of net assets available for benefits at December 31, 2001 and 2000 are as follows:

                                                       2001            2000
                                                    -----------     ----------

     Southwest Securities 401(k) Stock Fund         $         *     $5,124,755
     Schwab Value Advantage Fund                      3,304,782      3,390,885
     Money market funds, Schwab                       7,967,987      6,697,767

          *Did not meet 5% threshold for reporting for this period.


     The Plan has investments in parties-in-interest (including SWS Group, Inc.) with market values of $15,240,389 and $22,083,079 at December 31, 2001 and 2000, respectively. During the year ended December 31, 2001, the Plan received dividends from investments in SWS Group, Inc. of approximately $55,000.

     During the year ended December 31, 2001, the Plan's investments, including those bought, sold and held during the year, appreciated (depreciated) in value as follows:

                                                                  2001
                                                              ------------

     Common stock                                             $   186,207
     Mutual funds                                              (1,479,299)
     Other                                                           (140)
                                                              ------------

       Net depreciation in fair value of investments          $(1,293,232)
                                                              ============

SWS GROUP
401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Included in net appreciation in common stock is depreciation on investments in SWS Group, Inc. of approximately $86,800 for the year ended December 31, 2001.

5.  LOANS TO PARTICIPANTS

    As allowed by the Plan, loans have been made to numerous participants. Loans are limited to a maximum term of five years except when the loan is used to acquire the principal residence of the participant. Loan amounts are limited to 50% of the respective participant's nonforfeitable accrued benefit at the time of the loan less any outstanding loans up to a maximum total of $50,000. Interest rates ranged from 4.75% to 10.5% at December 31, 2001.

6.  TAX STATUS

    The Company has modeled its Plan on a prototype plan for which a favorable tax determination letter has been received from the Internal Revenue Service. The Plan has not applied for a determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

8.  SUBSEQUENT EVENT

    In 2002, the Plan was amended to include the language that complies with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The changes modified the top-heavy rules and increased the annual eligible compensation and benefit limits.

SWS GROUP
401(K) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR AT DECEMBER 31, 2001
--------------------------------------------------------------------------------

              Identity of issuer, borrower, lessor or similar party and
                 description of investment including maturity date,                Current
                 rate of interest, collateral, par or maturity value                value
    --------------------------------------------------------------------------   ------------
*   Schwab Value Advantage Fund                                                  $  3,304,782
*   Southwest Securities 401(k) Stock Fund                                          1,861,611
    Self-directed brokerage accounts                                               41,786,215
    Alliance Premier Growth Fund                                                    1,407,632
*   Gabelli Westwood Balanced Fund                                                    901,862
*   Gabelli Westwood Equity Fund                                                      959,564
*   Gabelli Westwood Realty Fund                                                       27,880
*   Gabelli Westwood Small Cap Equity RET Fund                                        781,249
    Manager's Special Equity Fund                                                     702,184
    Pimco Total Return FD Class D Fund                                                453,005
*   Schwab Markettrack Balanced Fund                                                  230,452
*   Schwab Markettrack Conservative Fund                                              188,519
*   Schwab Markettrack Growth Fund                                                    350,909
*   Schwab S&P 500-Investors SHS Fund                                               1,575,456
    Scudder International Fund                                                        737,481
    Weitz Value Portfolio                                                           1,336,526
*   SEI Government Securities Principal                                                46,942
*   Westwood Trust Fourth Wave Fund-EB Fund                                           482,442
*   Westwood Trust Mid Cap Equity-EB Fund                                             336,497
*   Westwood Trust Small Cap Equity-EB Fund                                           858,349
*   Westwood Trust High Yield Bond-EB Fund                                            450,505
*   Westwood Trust Real Estate Invest Trust-EB Fund                                   141,389
*   Westwood Trust International Equity-EB Fund                                        59,949
*   Westwood Trust Large Cap Equity-EB Fund                                            93,405
*   Westwood Trust Core Investment Grade Bond-EB Fund                                  93,556
*   Loans to Participants,
      Interest Rates 4.75% to 10.5% due through 2025                                2,495,071
                                                                                 ------------

        Total assets held for investment purposes                                $ 61,663,432
                                                                                 ============


    *Designates a party in-interest.

    Note: Cost information has been omitted as all investments are participant-directed.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  THE SWS GROUP
                                                  401(K) PROFIT SHARING PLAN


Date:  June 26, 2002                                 By: /s/ Jim Zimcosky
                                                         --------------------
                                                     Jim Zimcosky
                                                     Director - Human Resources
                                                     Plan Administrator